
02004852

SECURI[...]MMISSION

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MAR 1 2 2002
365

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52654

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
ETECH SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 N. SANTA ANITA AVE. SUITE 800
(No. and Street)

ARCADIA, CA 91006
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

NICK JAY LIANG (626) 821-1008
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CHRISTINA WANG HSI
(Name — *if individual, state last, first, middle name*)

17800 CASTLETON ST. SUITE 408 CITY OF INDUSTRY, CA 91748
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 8 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/26/02

OATH OR AFFIRMATION

I, NICK JAY LIANG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ETECH SECURITIES, INC., as of 12/31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE



BAOHE WANG
COMM. #1260717
Notary Public-California
LOS ANGELES COUNTY
My Comm. Exp. April 14, 2004
ESI1
ESI1

Signature

PRESIDENT & CEO

Title

On Feb. 27. 2002, Nick Liang appeared before me.

Notary Public

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ETECH SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2001

TABLE OF CONTENTS

CHRISTINA WANG & COMPANY
CERTIFIED PUBLIC ACCOUNTANT

17800 Castleton St.,Suite 409
City of Industry, CA 91748

TEL: (626) 581-8399
FAX: (626) 581-8649

INDEPENDENT AUDITOR'S REPORT

To Board of Directors of
ETECH SECURITIES, INC.

I have audited the accompanying balance sheet of **ETECH SECURITIES, INC.**, as of December 31, 2001, and the related statements of loss, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial statements of **ETECH SECURITIES, INC.**, as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.



CHRISTINA WANG & CO., CPA

City of Industry, California
February 9, 2002

ETECH SECURITIES, INC.

BALANCE SHEET

DECEMBER 31, 2001

ASSETS

Cash	$ 26,779
Commission receivable	15,900
Prepaid expense	800
Property and equipment, at cost, less accumulated depreciation of $45,826	134,831
Deposit	15,684
Start-up expenditures, at cost, less accumulated amortization of $28,547	65,239
Lease interest, at cost, less accumulated amortization of $2,072	2,901
	$ 262,134

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accrued expenses	$ 25,466
Commitments and contingent liabilities	
Stockholders' equity:	
Common stock, no par value, authorized 100,000,000 shares, outstanding 420,000 shares	420,000
Paid-in capital	4,853
[Deficits]	[188,185]
Total stockholders' equity	236,668
	$ 262,134

The accompanying notes are an integral part of these financial statements.

ETECH SECURITIES, INC.

STATEMENT OF LOSS

YEAR ENDED DECEMBER 31, 2001

Revenues:	
Fee (commission and training)	$ 275,889
Expenses:	
Employee compensation and related payroll taxes	54,158
Commission	69,657
Communications and data processing	33,429
Occupancy	68,111
Operating expenses	103,650
	[329,005]
Income before income taxes	[53,116]
Provision for income tax	800
NET [LOSS]	$ [53,916]

The accompanying notes are an integral part of these financial statements.